Exhibit 99.1

Alpha Tau Announces First-Ever Oral Presentation of Alpha DaRT® Pancreatic Cancer Data at Digestive Disease Week (DDW) 2026

Jerusalem, March 31, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT® today announced that an abstract presenting results of two clinical trials in Jerusalem in patients with pancreatic cancer has been accepted for an oral presentation at Digestive Disease Week (DDW) 2026, the world’s premier international gastroenterology conference. This marks the first time that clinical results of Alpha DaRT in pancreatic cancer patients have been selected for presentation at a major gastroenterology conference.

The abstract, entitled “Updated Results of Feasibility, Safety, and Tumor Control in Two First-In-Human Trials of a Novel Alpha-Emitting Radionuclide for Pancreatic Adenocarcinoma,” has been selected for podium presentation in the Pancreatic Cancer I: Diagnosis and Treatment session on Saturday, May 2, 2026 at 10:30am (Central). The presentation will be led by study Principal Investigator Dr. Harold Jacob, Director of Advanced Gastrointestinal Endoscopy at Hadassah University Medical Center, and is based on combined data from two clinical protocols conducted at Hadassah Medical Center in Jerusalem, Israel.

“The acceptance of this abstract for an oral presentation at DDW is an important milestone for Alpha Tau” stated Uzi Sofer, CEO of Alpha Tau, “It reflects the growing recognition of the potential of our technology to address this devastating disease. With the vast majority of pancreatic cancer patients deemed inoperable at diagnosis, Alpha DaRT seeks to offer a truly novel approach for both locally advanced and metastatic patients, and we look forward to sharing these data at DDW.”

Dr. Harold Jacob, commented, “I am gratified that our work has been selected for an oral presentation at DDW. As the first clinical data of Alpha DaRT in pancreatic cancer to be presented at a major gastroenterology forum, this acceptance highlights the importance and potential of this technology. Alpha DaRT is designed to be uniquely suited for delivery by gastroenterologists via EUS, hopefully positioning our specialty at the forefront of a new era in pancreatic cancer therapy.”

Dr. Robert Den, Chief Medical Officer of Alpha Tau, commented, “The selection of this abstract for an oral presentation at DDW is a testament to the scientific rigor and clinical significance of the work conducted at Hadassah, and of course to Alpha Tau’s excellent investigational technology. These foundational studies have been instrumental in informing our clinical development program, including the IMPACT pilot study now actively enrolling in the U.S., as well as our ongoing work toward a future pivotal study. The full data will be presented at DDW in May.”

About DDW 2026

Digestive Disease Week (DDW) is the largest international gathering of physicians, researchers, and academics in the fields of gastroenterology, hepatology, endoscopy, and gastrointestinal surgery. DDW 2026 will be held May 2–5, 2026.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the DDW presentation and Alpha DaRT treatment in pancreatic cancer patients, including the potential benefits, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com